[Letterhead of Eversheds Sutherland (US) LLP]

August 19, 2021

Asaf Barouk, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Prospect Capital Corporation, et. al. (File No. 812-14897)
Form APP WD/A: Request for Withdrawal of Application

Dear Mr. Barouk:

On July 10, 2020, Prospect Capital Corporation, et. al. (the “Applicants”) filed an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting exemptions from Section 12(d)(3) of the 1940 Act and Rule 12d3-1 under the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto. The Applicants are amending this APP WD to add the co-registrants who were inadvertently omitted from the original APP WD filed on August 13, 2021.

 If you have any questions, please do not hesitate to call me at (202) 383-0176. Thank you for your attention to this matter.

Sincerely, /s/ Steven B. Boehm
Steven B. Boehm

cc:	Parisa Haghshenas, Branch Chief – Chief Counsel’s Office Russell Wininger, Esq., Prospect Administration, LLC Jake DuCharme, Esq., Eversheds Sutherland (US) LLP